SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Chief Legal Officer

Continental Resources, Inc.

101 N. Robinson, Suite 1250

Oklahoma City, Oklahoma 73102

Tel: 580-977-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

1	Name of Reporting Person HAROLD G. HAMM
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 123,100,708
	8	Shared Voting Power 0
	9	Sole Dispositive Power 123,100,708
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by each Reporting Person 123,100,708
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.2%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock par value $0.01 of Continental Resources, Inc (the “Issuer”). The principal executive offices of the Issuer are located at 302 N. Independence, Suite 1500, Enid, Oklahoma 73701. The Issuer intends to move its principal executive offices to Oklahoma City, and certain personnel, including the Chief Legal Officer are located in Oklahoma City to facilitate the move. The address appearing on the cover page is the address of the Issuer’s Chief Legal Officer as of the time of this filing.

Item 2.	Identity and Background.

(a)	The name of the person filing this Statement is Harold G. Hamm.

(b)	The business address of Harold G. Hamm is 302 N. Independence, Suite 1500, Enid, Oklahoma 73701.

(c)	Harold Hamm is the Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc. and is the trustee and sole beneficiary of the Revocable Inter Vivos Trust of Harold G. Hamm (the “Trust”).

(d)	Harold G. Hamm, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Harold G. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Harold G. Hamm is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 8, Harold G. Hamm used the Trust to purchase 1,490 shares of the common stock of Continental Resources, Inc., at a weighted average price of $ 52.40 per share1. On September 9, Mr. Hamm used the Trust to purchase an aggregate of 98,510 shares of common stock, 32,500 shares were purchased at a weighted average price of $51.43 per share2 and 66,010 shares were purchased at a weighted average price of $50.56 per share3. Mr. Hamm used his personal funds to fund the purchases4. Mr. Hamm holds 122,897,708 shares through the Trust, for which he is the trustee and sole beneficiary, and 68,000, 68,000 and 67,000 shares of restricted common stock, which vest on October 5, 2011, October 5, 2012 and November 15, 2013, respectively.

Item 4.	Purpose of Transaction.

Mr. Hamm purchased the shares described above for investment purposes using his personal funds. Mr. Hamm may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of Continental Resources, Inc. in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers.

As of the date of this Amendment No. 1 to Schedule 13D and except as disclosed herein, Mr. Hamm does not have any plans or proposals which relate to or would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

[1]	This transaction was executed in multiple trades at prices ranging from $52.40 to $52.45 per share.
[2]	This transaction was executed in multiple trades at prices ranging from $51.00 to $51.96 per share.
[3]	This transaction was executed in multiple trades at prices ranging from $50.31 to $50.90 per share.
[4]	Mr. Hamm undertakes to provide upon request to the SEC staff, the issuer or any security holder of the issuer, full information regarding the number of shares transacted at each separate price.

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Harold G. Hamm beneficially owns 123,100,708 shares of common stock, or 68.2% of the outstanding common stock. Mr. Hamm holds 122,897,708 shares through the Trust, for which he is the trustee and sole beneficiary, and 68,000, 68,000 and 67,000 shares of restricted common stock which vest on October 5, 2011, October 5, 2012 and November 15, 2013, respectively.

(b)	Harold G. Hamm has sole voting and dispositive power with respect to 123,100,708 shares of common stock.

(c)

On September 8, Harold G. Hamm used the Trust to purchase 1,490 shares of the common stock of Continental Resources, Inc., at a weighted average price of $ 52.40 per share[5]. On September 9, Mr. Hamm used the Trust to purchase an aggregate of 98,510 shares of common stock, 32,500 shares were purchased at a weighted average price of $51.43 per share[6] and 66,010 shares were purchased at a weighted average price of $50.56 per share[7]. Mr. Hamm used his personal funds to fund the purchases[8].

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares owned by Harold G. Hamm as reported on this Amendment No. 1 to Schedule 13 are subject to any margin or pledge arrangement.

Item 7.	Material to be filed as Exhibits.

There are no materials required to be filed as exhibits.

[5]	This transaction was executed in multiple trades at prices ranging from $52.40 to $52.45 per share.
[6]	This transaction was executed in multiple trades at prices ranging from $51.00 to $51.96 per share.
[7]	This transaction was executed in multiple trades at prices ranging from $50.31 to $50.90 per share.
[8]	Mr. Hamm undertakes to provide upon request to the SEC staff, the issuer or any security holder of the issuer, full information regarding the number of shares transacted at each separate price.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 12, 2011	By:	/s/ Harold G. Hamm
Harold G. Hamm